Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

May 6, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)

Amendment No. 4 to Registration Statement on Form F-1

Filed April 28, 2022

File No. 333-262838

Dear Sirs:

The purpose of this letter is to respond to the comment letter of May 4, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 4 to the registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting Amendment No. 5 to Form F-1 (“Amendment No. 5”).

Page references in our responses are to Amendment No. 5.

Amendment No. 4 to Registration Statement on Form F-1

Cover page

1.	We note your response to prior comment 5. Disclose on your cover page (and in your discussions of the Over-Allotment Option on pages 5 and 108) whether the underwriters will receive any commissions or discounts with respect to over-allotment warrants, in light of the expected price of $0.01. Further, please disclose on your cover page the amount of proceeds that you will receive if the over-allotment option is exercised entirely for warrants. Lastly, please revise the second to last paragraph on your cover page (and the related disclosure on page 108) to state the number of “additional Warrants” that may be purchased by the underwriter in the over-allotment option.

Response: We have revised our disclosure throughout Amendment No. 5 in response to the Staff’s comment.

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Patrick Faller and Mitchel Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

May 6, 2022

If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Chief Executive Officer